FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 29, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                   FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      June 28, 2005

3.    Press Release
      -------------

      June 28, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) and Magellan Aerospace Corporation have commenced power generation in West Lorne, Ontario utilizing BioOil produced at the facility. Power was generated, as part of the demonstration phase of the West Lorne BioOil Cogeneration Project, from Magellan Aerospace, Orenda division's OGT2500 gas turbine, and delivered to the Ontario energy grid. The BioOil fuelled turbine successfully established comparable performance to that of natural gas and diesel. This marks the world's first BioOil fuelled gas turbine to generate power at a combined heat and power facility.

When fully commissioned, expected later this summer, up to 48 tonnes of BioOil per day (two-thirds of the fuel production capacity of the plant) will be utilized to fuel the gas turbine producing up to 2.5 MW of electricity per day - enough to serve 2,500 households - to meet the power requirements of Erie Flooring and to export electricity to Ontario's electrical energy grid. Heat generated by the turbine will produce up to 12,000 pounds of steam per hour for Erie Flooring's industrial operations.

The integration of DynaMotive's and Orenda's technology opens significant opportunities for both companies in green power generation, particularly in distributed power. DynaMotive has focused its efforts on the development of biomass conversion technology and fuel development, while Magellan Aerospace developed the proprietary fuel handling and fuel combustion systems to run on bio fuels. DynaMotive's fuel was extensively tested between January and May of 2004 and is the only pyrolysis fuel to date to be proven to meet quality, efficiency and emission standards for commercial operation.

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550
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million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.


5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 263-1731

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 28th day of June 2005.


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                    (signed)   "Andrew Kingston"
                                Andrew Kingston
                                President & CEO



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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - June 28, 2005

    World's First BioOil Powered Cogeneration Facility Delivers Power to
     Ontario Grid West Lorne BioOil Cogen Project Delivers Green Energy

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) and Magellan Aerospace Corporation have commenced power generation in West Lorne, Ontario utilizing BioOil produced at the facility. Power was generated, as part of the demonstration phase of the West Lorne BioOil Cogeneration Project, from Magellan Aerospace, Orenda division's OGT2500 gas turbine, and delivered to the Ontario energy grid. The BioOil fuelled turbine successfully established comparable performance to that of natural gas and diesel. This marks the world's first BioOil fuelled gas turbine to generate power at a combined heat and power facility.

When fully commissioned, expected later this summer, up to 48 tonnes of BioOil per day (two-thirds of the fuel production capacity of the plant) will be utilized to fuel the gas turbine producing up to 2.5 MW of electricity per day - enough to serve 2,500 households - to meet the power requirements of Erie Flooring and to export electricity to Ontario's electrical energy grid. Heat generated by the turbine will produce up to 12,000 pounds of steam per hour for Erie Flooring's industrial operations.

The integration of DynaMotive's and Orenda's technology opens significant opportunities for both companies in green power generation, particularly in distributed power. DynaMotive has focused its efforts on the development of biomass conversion technology and fuel development, while Magellan Aerospace developed the proprietary fuel handling and fuel combustion systems to run on bio fuels. DynaMotive's fuel was extensively tested between January and May of 2004 and is the only pyrolysis fuel to date to be proven to meet quality, efficiency and emission standards for commercial operation.

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities that DynaMotive intends to exploit commercially, upon proof of success of the technology with the West Lorne BioOil Cogeneration Project. The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, would further enhance the market and value for BioOil as an alternative fuel and product source.

About Orenda

Orenda is a division of Magellan Aerospace Corporation, one of the world's most integrated and comprehensive aerospace industry suppliers. Magellan is a public company whose shares trade on the Toronto Stock Exchange (TSX:
MAL), with operating units throughout Canada, the United States and the United Kingdom. Orenda has an established reputation in power and propulsion technologies, with core competencies in gas turbine engine repair and overhaul, component manufacturing for turbine OEMs, industrial power packages and advanced energy systems.

About SDTC

SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality. These solutions deliver environmental, economic and health benefits to Canadians. An arm's length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.
Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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